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Exhibit 12.2

         Kerr-McGee Reaches Settlement with
Icahn Group and JANA Partners

Company Withdraws Litigation and Announces that Icahn and JANA
Will Withdraw Board Nominees Pending Completion of
Announced Share Repurchase Program

        Oklahoma City, April 14, 2005—Kerr-McGee Corp. (NYSE: KMG) announced today that it has entered into a settlement with Mr. Carl Icahn, certain affiliated funds and JANA Partners LLC. As a result, the company will dismiss its complaint with prejudice filed March 10, 2005, in the United States District Court for the Western District of Oklahoma.

        Kerr-McGee also announced that based on the company's recent actions to enhance stockholder value, including the previously announced separation of its chemical business and recently announced $4 billion share repurchase program in the form of a modified "Dutch Auction" tender offer, it has received written notice from the Icahn Group and JANA Partners confirming that they will immediately cease proxy solicitation activities. The Icahn Group and JANA Partners will withdraw their alternate board nominees from consideration for election to the board of directors of Kerr-McGee on successful completion of Kerr-McGee's repurchase program. Kerr-McGee has every expectation that it will complete the repurchase program by mid-May, 2005.

        "This settlement enables the company to deliver on its commitment to deliver stockholder value and to advance its strategy as a pure-play exploration and production company," said Luke R. Corbett, Kerr-McGee chairman and chief executive officer. "Our conversations with Mr. Icahn and JANA have been productive."

        Kerr-McGee is an Oklahoma City-based energy and inorganic chemical company with worldwide operations and assets of more than $14 billion. For more information visit the company's website at www.kerr-mcgee.com.

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IMPORTANT INFORMATION

        This news release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, are expected to be mailed to stockholders promptly following commencement of the offer. Stockholders should carefully read the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that will be filed by Kerr-McGee with the U.S. Securities and Exchange Commission at the Commission's website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the tender offer, toll free at 877-278-6310. Stockholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

Media Contact:	Debbie Schramm Direct: 405-270-2877 Pager: 888-734-8294 dschramm@kmg.com
Investor Contact:	Rick Buterbaugh Direct: 405-270-3561
05-20

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Company Withdraws Litigation and Announces that Icahn and JANA Will Withdraw Board Nominees Pending Completion of Announced Share Repurchase Program